Exhibit B

Schedule of Transactions in the Shares by W. Whitney George

Trade Date	Transaction	Quantity		Price Per Share
12/28/2018	Purchase	321,073	[1]	$5.51
01/07/2019	Purchase	11,990	[2]	$6.0205	[3]

Schedule of Transactions in the Shares by Meredith George

Trade Date	Transaction	Quantity		Price Per Share
12/28/2018	Purchase	79,834	[4]	$5.51

Schedule of Transactions in the Shares by

The Meredith and Whitney George Family Foundation, Inc.

Trade Date	Transaction	Quantity		Price Per Share
12/28/2018	Purchase	78,476	[5]	$5.51

[1]	Represents Shares acquired pursuant to the Issuer’s dividend reinvestment program by accounts which Mr. George may be deemed to beneficially own (excluding The Meredith and Whitney George Family Foundation, Inc.).
[2]	Represents Shares purchased on the open market for the account of a trust of which Mr. George serves as a trustee. As beneficiary of the trust, Meredith George has a pecuniary interest in the trust, and Mr. George may be deemed to beneficially own the Shares held by the trust.
[3]	Represents the weighted average purchase price of multiple transactions with a range of prices between $5.97 and $6.05. The Reporting Persons hereby undertake to provide, upon request by the Securities and Exchange Commission staff, the issuer, or a stockholder of the issuer, full information regarding the number of Shares purchased at each separate price for all purchases for which the weighted average purchase price of multiple transactions with a range of prices is disclosed.
[4]	Represents Shares acquired by Meredith George pursuant to the Issuer’s dividend reinvestment program.
[5]	Represents Shares acquired by The Meredith and Whitney George Family Foundation, Inc. pursuant to the Issuer’s dividend reinvestment program.